FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February, 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 6, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), reporting its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: February 17, 2004

February 6, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota / Wilson Solano International PR, Tokyo (Tel: 03-3578-1237, Fax: 03-5472-7608)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 107 yen.)

MATSUSHITA REPORTS GAINS IN THIRD QUARTER FINANCIAL RESULTS

— Revises annual earnings forecast upward —

Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC) today reported its consolidated financial results for the third quarter and nine months, ended December 31, 2003, of the current fiscal year ending March 31, 2004 (fiscal 2004).

Third-quarter Results1

Consolidated group sales for the third quarter increased 5% to 2,031.3 billion yen (U.S.$18.98 billion), from 1,935.0 billion yen in the same three-month period a year ago. Of the total, domestic sales increased 8% to 932.5 billion yen ($8.71 billion). Overseas sales also improved, up 3% to 1,098.8 billion yen ($10.27 billion). Excluding the effects of currency translation, overseas sales increased 8% from a year ago on a local currency basis2.

The economic environment in Japan during the quarter under review continued to show moderate recovery, with improvements seen in consumer spending and corporate business results, which led to increased capital investment. However, the overall situation in the domestic economy remained somewhat unstable due to a strong Japanese yen and other factors. Overseas economic conditions were viewed favorably overall, with economies in the United States and China advancing steadily.

Within this environment, Matsushita implemented management initiatives to accelerate the company’s shift from a “deconstruction” stage to a “creation” stage, thereby establishing an autonomous business domain-based organizational structure. Matsushita introduced this customer-oriented structure across the entire group in early 2003, and developed new initiatives, declaring this fiscal year one in which it would “re-declare its founding,” or return to the basic principles upon which the company was founded.

Specifically, in addition to the continued introduction of successful “V-products,” Matsushita expanded simultaneous global product introductions to enhance profitability, by combining the efforts of business domain companies and domestic and overseas marketing divisions. The company also promoted its new management system, which stresses cash flows, as part of Matsushita’s efforts to transform itself into a “lean and agile” organization. Such efforts also included business restructuring in each business domain.

As a result of the above-mentioned initiatives, overall sales and earnings increased in the third quarter. Sales growth was led by digital audiovisual (AV) products, cellular phones and factory automation (FA) equipment, although the Components and Devices and JVC segments recorded setbacks.

Regarding earnings, negative factors such as a strong yen and intensified global competition were more than offset by increased sales, which benefited from the success of V-products, and the company’s efforts to reduce costs. As a result, operating profit3 for the third quarter increased to 70.9 billion yen ($663 million), up 48% compared with 48.0 billion yen in the same three-month period a year ago. Meanwhile, the company recorded a 39.6 billion yen ($370 million) income related to the transfer of the substitutional portion of the Employees Pension Funds that the company operated on behalf of the Government. The company also recorded restructuring charges of 35.9 billion yen ($336 million) for early retirement programs at certain domestic companies. These, and other factors, resulted in a pre-tax income of 83.0 billion yen ($775 million), up 69% from 49.0 billion yen in the previous year’s third quarter. Net income for the quarter totaled 24.2 billion yen ($227 million), up 8% from 22.4 billion yen in the comparable year-earlier period.

Net income per common share for the third quarter was 10.32 yen ($0.10) on a diluted basis, versus a net income per common share of 9.12 yen on the same basis a year ago.

Nine-month Results

Consolidated group sales for the nine months ended December 31, 2003 increased 2% to 5,671.0 billion yen ($53.00 billion), compared with 5,556.0 billion yen in the same nine-month period a year ago. Domestic sales increased 4% to 2,608.9 billion yen ($24.38 billion), while overseas sales edged up 1% to 3,062.1 billion yen ($28.62 billion). Overseas sales on a local currency basis increased 3% from the previous year’s nine-month period.

Operating profit for the nine months increased 54% to 150.5 billion yen ($1.41 billion), from 98.0 billion yen in the comparable period a year ago. Income before income taxes for the nine-month period totaled 140.2 billion yen ($1.31 billion), up 34% from 104.6 billion yen a year ago. Net income also improved, increasing 19% to 47.4 billion yen ($443 million), as compared with a net income of 40.0 billion yen in the same nine-month period of the previous year. This resulted in a net income per common share of 20.11 yen ($0.19) on a diluted basis, versus a net income per common share of 18.02 yen on the same basis a year ago.

Third-quarter Sales Breakdown by Product Category

As previously announced, Matsushita launched a new business domain-based organizational structure in January 2003, followed in April of the same year by the introduction of a new groupwide management system. Accordingly, the company has reclassified its previous four business segments (AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices) into five new segments, effective April 1, 2003. The five new segments are: AVC Networks, Home Appliances, Components and Devices, JVC, and Other.

The company’s third-quarter consolidated sales by reclassified product category, as compared with restated prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales jumped 10% to 1,013.4 billion yen ($9.47 billion), compared with 920.3 billion yen in the same three-month period a year ago. Within AVC Networks, sales of video and audio equipment were up 3% from the year-earlier third quarter. Although sluggish sales continued in cathode ray tube (CRT) TVs, VCRs and audio equipment, digital audiovisual (AV) products, such as flat-panel TVs and DVD recorders, posted strong sales, resulting in the overall increase.

Sales of information and communications equipment grew 16% from the year-earlier three-month period. Brisk sales of cellular phones, benefiting from new product introductions, as well as increased sales of automotive electronics, were more than sufficient to offset sales declines in such products as facsimile machines.

Home Appliances

Sales of Home Appliances were mostly unchanged, increasing 1% to 306.9 billion yen ($2.87 billion), compared with 303.6 billion yen in the previous year’s third quarter. Within Home Appliances, sales of compressors and certain seasonal products declined, while washer/dryers and dishwashers recorded increased sales.

Components and Devices

Sales of Components and Devices decreased 4% to 301.4 billion yen ($2.82 billion), compared with 315.4 billion yen in the third quarter of the previous year. Sales of semiconductors increased from the same period a year ago, but sales declines in general components, electric motors and batteries resulted in overall lower sales.

JVC

Sales for JVC (Victor Company of Japan and its subsidiaries) totaled 225.9 billion yen ($2.11 billion), down 2% from 230.6 billion yen in the previous year’s third quarter. Although strong sales were recorded in flat-panel TVs and DVD recorders, sales of consumer electronics in Japan and the United States were down due to declines in CRT TVs and VCRs.

Other

Sales for Other increased 11% to 183.7 billion yen ($1.71 billion), from 165.1 billion yen in the same period a year ago. Strong overseas sales of FA equipment, including electronic-parts-mounting machines, was the main reason for the sharp increase.

Consolidated Financial Condition

On a consolidated basis, total assets as of December 31, 2003 were 7,664.8 billion yen, a decrease of 84.3 billion yen from the end of the first fiscal half (September 30, 2003). Regarding current assets, compared to September 30, 2003, time deposits increased, while inventories decreased. Meanwhile, as a result of the transfer of the substitutional portion of the Employees Pension Funds to the Government, other assets (deferred tax assets) and other long-term liabilities (retirement and severance benefits) decreased substantially, and accumulated other comprehensive income (loss) saw improvement.

Outlook for the Full Fiscal Year 2004, ending March 31, 2004

Matsushita announced today a vision of its previous forecast made on April 28, 2003 for annual consolidated financial results for the current fiscal year, ending March 31, 2004 (fiscal 2004). Regarding the outlook for the business environment in the remainder of fiscal 2004, the overall situation remains uncertain due to factors such as a strong Japanese yen and price declines. For the full fiscal year 2004, the company expects improvements in its consolidated earnings, mainly as a result of strong sales of V-products and the positive effects of cost reduction efforts, despite an increased forecast for restructuring charges to 80 billion yen, from the original forecast of 50 billion yen. Of the 80 billion yen, 73 billion yen will be recognized as restructuring charges in other income (deductions) of the consolidated statement of income, with the remaining 7 billion yen recorded as restructuring charges in equity in earnings (losses) of associated companies.

Matsushita today maintained its original forecast (made on April 28, 2003) for annual consolidated sales at approximately 7,450 billion yen, or an increase of about 1%, compared to fiscal 2003. However, the forecast for consolidated operating profit was revised upward to 190 billion yen, or an increase of 50% compared to last year’s result. The previous forecast for consolidated operating profit was 150 billion yen. Owing to the improved operating profit, as well as other factors such as income related to the transfer of the substitutional portion of the Employees Pension Funds to the Government, and restructuring charges, consolidated income before income taxes4 is now forecast to more than double from the previous year to about 160 billion yen, replacing the previous forecast of 120 billion yen. Net income for the fiscal year is now estimated to be about 35 billion yen, as compared with the previous forecast for net income of 30 billion yen, achieving a turnaround from a net loss of 19.5 billion yen a year ago.

Notes:	1.	From the annual financial results reporting for the year ended March 31, 2003, Matsushita began consolidating certain previously unconsolidated subsidiaries of Victor Company of Japan, Ltd. (JVC). Accordingly, consolidated results for the third quarter and nine months ended December 31, 2002 have been restated.

	2.	Regarding results on a local currency basis, see Note 3 of Notes to consolidated financial statements on page 7.

	3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 7.

	4.	Items affecting the forecast for income before income taxes consist primarily of other income in the amount of 43 billion yen, which includes income related to the transfer of the substitutional portion of the Employees Pension Funds to the Government, and restructuring charges of 73 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam and Frankfurt stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares of Matsushita Electric Works, Ltd. due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables Attached)

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under U.S. GAAP, restructuring charges are usually included as part of operating profit in the statement of income.

3.	Sales on a local currency basis is not a measure conforming with U.S. GAAP. However, the company believes that this measure is useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

4.	Restructuring charges in “Other income (deductions)” of the consolidated statements of income for the third quarter and nine months ended December 31, 2003 and 2002 include expenses associated with the implementation of early retirement programs at certain domestic companies.

5.	The company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the company, during the year ended March 31, 2003, and restated amounts for the third quarter and nine months ended December 31, 2002.

6.	Upon the introduction of a new business domain-based management system, which focuses on global consolidated management by each business domain, from this fiscal year (fiscal 2004), the company changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other, in order to ensure consistency of its internal management structure and disclosure. Accordingly, sales breakdown and segment information for the third quarter and nine months ended December 31, 2002 have been restated.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

    Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	Matsushita Electric Welfare Pension Funds obtained approval in October 2003 from Japan's Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion that the company operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in December 2003. Income related to the transfer of the substitutional portion of the Employees Pension Funds is reported as other income of 39,580 million yen ($370 million) in the consolidated statement of income.

9.	Comprehensive income (loss) was reported as a gain of 223,115 million yen ($2,085 million) for the third quarter ended December 31, 2003 and a loss of 17,614 million yen for the third quarter ended December 31, 2002. Comprehensive income (loss) was a gain of 252,750 million yen ($2,362 million) for the nine months ended December 31, 2003, compared with a loss of 394,666 million yen a year ago. Comprehensive income (loss) includes net income (loss) and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

10.	Number of consolidated companies: 375

11.	Number of companies reflected by the equity method: 58

12.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 107 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 30, 2003.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
Net sales	¥2,031,319	¥1,935,015	105%	$18,984
Cost of sales	(1,422,963)	(1,354,570)		(13,299)
Selling, general and administrative expenses	(537,420)	(532,402)		(5,022)

Operating profit	70,936	48,043	148%	663

Other income (deductions):
Interest income	5,018	5,608		47
Dividend income	1,459	786		13
Income related to the transfer of the substitutional portion of the Employees Pension Funds	39,580	—		370
Interest expense	(6,412)	(7,563)		(60)
Restructuring charges **	(35,919)	(586)		(336)
Write-down of investment securities	(13)	(28)		(0)
Other income (loss), net	8,328	2,731		78

Income before income taxes	82,977	48,991	169%	775

Provision for income taxes	(52,030)	(17,011)		(486)
Minority interests	(6,888)	(3,582)		(64)
Equity in earnings (losses) of associated companies	187	(6,039)		2

Net income	¥24,246	¥22,359	108%	$227

Net income per common share, basic	10.50 yen	9.26 yen		$0.10
Net income per common share, diluted	10.32 yen	9.12 yen		$0.10

(Parentheses indicate expenses or deductions or losses.)

* ** See notes to consolidated financial statements on pages 7-8.

Supplementary Information (Three months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002		2003
Depreciation (tangible assets):	¥60,669	¥68,254		$567
Capital investment:	¥58,723	¥56,518		$549
R&D expenditures:	¥140,555	¥137,173		$1,314

Number of employees (Dec. 31)	294,614	289,655

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
Net sales	¥5,671,007	¥5,555,984	102%	$53,000
Cost of sales	(4,007,059)	(3,954,043)		(37,449)
Selling, general and administrative expenses	(1,513,406)	(1,503,892)		(14,144)

Operating profit	150,542	98,049	154%	1,407

Other income (deductions):
Interest income	14,827	17,795		139
Dividend income	5,017	3,053		47
Income related to the transfer of the substitutional portion of the Employees Pension Funds	39,580	—		370
Interest expense	(20,300)	(25,387)		(190)
Restructuring charges **	(36,788)	(11,897)		(344)
Write-down of investment securities	(48,024)	(3,793)		(449)
Other income (loss), net	35,377	26,810		331

Income before income taxes	140,231	104,630	134%	1,311

Provision for income taxes	(74,377)	(52,392)		(695)
Minority interests	(15,104)	(2,602)		(141)
Equity in earnings (losses) of associated companies	(3,358)	(9,678)		(32)

Net income	¥47,392	¥39,958	119%	$443

Net income per common share, basic	20.38 yen	18.25 yen		$0.19
Net income per common share, diluted	20.11 yen	18.02 yen		$0.19

(Parentheses indicate expenses or deductions or losses.)

* ** See notes to consolidated financial statements on pages 7-8.

Supplementary Information (Nine months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002		2003
Depreciation (tangible assets):	¥183,187	¥209,283		$1,712
Capital investment:	¥180,603	¥168,419		$1,688
R&D expenditures:	¥418,210	¥413,889		$3,909

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2003

With comparative figures for September 30, 2003

	Yen (millions)		U.S. Dollars (millions)
Assets	Dec. 31, 2003	Sep. 30, 2003	Dec. 31, 2003
Current assets:
Cash and cash equivalents	¥1,147,489	¥1,176,641	$10,724
Time deposits	467,187	358,057	4,366
Marketable securities	2,712	2,836	25
Trade receivables and other current assets	1,636,414	1,595,249	15,294
Inventories	829,301	871,044	7,751

Total current assets	4,083,103	4,003,827	38,160

Noncurrent receivables	292,612	294,955	2,735
Investments and advances	1,047,157	1,023,825	9,786
Property, plant and equipment, net of accumulated depreciation	1,232,096	1,261,541	11,515
Other assets	1,009,810	1,164,898	9,437

Total assets	¥7,664,778	¥7,749,046	$71,633

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥290,607	¥314,130	$2,716
Trade payables and other current liabilities	2,372,753	2,274,629	22,175

Total current liabilities	2,663,360	2,588,759	24,891

Long-term debt	591,607	550,362	5,529
Other long-term liabilities	946,392	1,349,059	8,845
Minority interests	123,771	119,395	1,157
Common stock	258,740	258,738	2,418
Capital surplus	1,226,268	1,226,265	11,460
Legal reserve	82,804	82,798	774
Retained earnings	2,448,121	2,438,354	22,880
Accumulated other comprehensive income (loss) *	(500,284)	(699,153)	(4,676)
Treasury stock	(176,001)	(165,531)	(1,645)

Total liabilities and stockholders’ equity	¥7,664,778	¥7,749,046	¥71,633

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2003	Sep. 30, 2003	Dec. 31, 2003
Cumulative translation adjustments	¥(278,596)	¥(240,601)	$(2,604)
Unrealized holding gains of available-for-sale securities	59,526	36,006	556
Unrealized gains of derivative instruments	702	1,568	7
Minimum pension liability adjustments	(281,916)	(496,126)	(2,635)

** See notes to consolidated financial statements on pages 7-8.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
AVC Networks
Video and audio equipment	¥457.1	¥442.5	103%	$4,272
Information and communications equipment	556.3	477.8	116%	5,199

Subtotal	1,013.4	920.3	110%	9,471

Home Appliances	306.9	303.6	101%	2,868

Components and Devices	301.4	315.4	96%	2,817

JVC	225.9	230.6	98%	2,111

Other	183.7	165.1	111%	1,717

Total	¥2,031.3	¥1,935.0	105%	$18,984

Domestic sales	932.5	864.6	108%	8,715
Overseas sales	1,098.8	1,070.4	103%	10,269

(Nine months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
AVC Networks
Video and audio equipment	¥1,127.0	¥1,123.6	100%	$10,533
Information and communications equipment	1,612.9	1,490.4	108%	15,074

Subtotal	2,739.9	2,614.0	105%	25,607

Home Appliances	893.1	901.9	99%	8,347

Components and Devices	864.1	895.4	97%	8,075

JVC	629.6	655.9	96%	5,884

Other	544.3	488.8	111%	5,087

Total	¥5,671.0	¥5,556.0	102%	$53,000

Domestic sales	2,608.9	2,520.3	104%	24,382
Overseas sales	3,062.1	3,035.7	101%	28,618

* See notes to consolidated financial statements on pages 7-8.

[Domestic/Overseas Sales Breakdown for Three Months ended December 31, 2003]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2003	Percentage 2003/2002	Yen (billions) 2003	Percentage 2003/2002
AVC Networks
Video and audio equipment	¥136.7	110%	¥320.4	101%
Information and communications equipment	263.6	131%	292.7	106%

Subtotal	400.3	123%	613.1	103%

Home Appliances	208.2	99%	98.7	105%

Components and Devices	126.3	99%	175.1	93%

JVC	67.8	90%	158.1	102%

Other	129.9	103%	53.8	136%

Total	¥932.5	108%	¥1,098.8	103%

[Domestic/Overseas Sales Breakdown for Nine Months ended December 31, 2003] (in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2003	Percentage 2003/2002	Yen (billions) 2003	Percentage 2003/2002
AVC Networks
Video and audio equipment	¥328.6	102%	¥798.4	100%
Information and communications equipment	770.4	113%	842.5	104%

Subtotal	1,099.0	109%	1,640.9	102%

Home Appliances	576.3	98%	316.8	101%

Components and Devices	349.2	100%	514.9	94%

JVC	193.6	92%	436.0	98%

Other	390.8	105%	153.5	130%

Total	¥2,608.9	104%	¥3,062.1	101%

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
[Sales]
AVC Networks	¥1,068.4	¥951.5	112%	$9,985
Home Appliances	312.6	310.2	101%	2,922
Components and Devices	432.3	453.9	95%	4,040
JVC	233.3	233.7	100%	2,180
Other	238.6	196.3	122%	2,230

Subtotal	2,285.2	2,145.6	107%	21,357
Eliminations	(253.9)	(210.6)	—	(2,373)

Consolidated total	¥2,031.3	¥1,935.0	105%	$18,984

[Segment Profit]**

AVC Networks	¥33.6	¥27.0	124%	$314
Home Appliances	20.0	14.8	136%	187
Components and Devices	13.5	12.1	111%	126
JVC	10.0	6.9	146%	94
Other	4.3	1.2	373%	40

Subtotal	81.4	62.0	131%	761
Corporate and eliminations	(10.5)	(14.0)	—	(98)

Consolidated total	¥70.9	¥48.0	148%	$663

(Nine months ended December 31)

By Business Segment:
	Yen (billions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
[Sales]
AVC Networks	¥2,896.3	¥2,721.8	106%	$27,068
Home Appliances	916.5	918.5	100%	8,565
Components and Devices	1,258.8	1,295.5	97%	11,765
JVC	642.7	666.7	96%	6,007
Other	714.7	596.1	120%	6,679

Subtotal	6,429.0	6,198.6	104%	60,084
Eliminations	(758.0)	(642.6)	—	(7,084)

Consolidated total	¥5,671.0	¥5,556.0	102%	$53,000

[Segment Profit]**

AVC Networks	¥91.8	¥53.2	173%	$858
Home Appliances	39.1	36.3	108%	365
Components and Devices	39.3	28.7	137%	367
JVC	20.1	15.7	128%	188
Other	11.4	10.9	104%	107

Subtotal	201.7	144.8	139%	1,885
Corporate and eliminations	(51.2)	(46.8)	—	(478)

Consolidated total	¥150.5	¥98.0	154%	$1,407

* ** See notes to consolidated financial statements on pages 7-8.

Details of Product Categories

AVC Networks

Color TVs, LCD and PDP TVs, VCRs, camcorders, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD memory cards, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, CRTs, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, storage batteries, etc.

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, CD radio cassette recorders, telephones, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, VCR heads, motors, printed circuit boards, audiovisual software for DVD, CD and video disks/tapes, etc.

Other

Electronics-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, certain Matsushita Electronic Works products, etc.

# # #

02/06/2004

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2004

Third Quarter, ended December 31, 2003

1. Sales breakdown for Fiscal 2004 Third Quarter, ended December 31, 2003

Third Quarter <Oct. to Dec. 2003>	yen (billions)

	Total	04/03	Local currency basis 04/03		Domestic	04/03	Overseas	04/03	Local currency basis 04/03
Video and audio equipment	457.1	103%	107%		136.7	110%	320.4	101%	106%
Information and communications equipment	556.3	116%	120%		263.6	131%	292.7	106%	112%
AVC Networks	1,013.4	110%	114%		400.3	123%	613.1	103%	109%
Home Appliances	306.9	101%	103%		208.2	99%	98.7	105%	111%
Components and Devices	301.4	96%	99%		126.3	99%	175.1	93%	98%
JVC	225.9	98%	100%		67.8	90%	158.1	102%	105%
Other	183.7	111%	112%		129.9	103%	53.8	136%	141%

Total	2,031.3	105%	108%		932.5	108%	1,098.8	103%	108%

See Note 2 on page 4 regarding presentation of local currency basis. Nine Months <Apr. to Dec. 2003>									Yen (billions	)

	Total	04/03	Local currency basis 04/03		Domestic	04/03	Overseas	04/03	Local currency basis 04/03
Video and audio equipment	1,127.0	100%	101%		328.6	102%	798.4	100%	101%
Information and communications equipment	1,612.9	108%	110%		770.4	113%	842.5	104%	107%
			(117%	)					(120%	)
AVC Networks	2,739.9	105%	106%		1,099.0	109%	1,640.9	102%	104%
			(110%	)					(110%	)
Home Appliances	893.1	99%	100%		576.3	98%	316.8	101%	104%
Components and Devices	864.1	97%	98%		349.2	100%	514.9	94%	97%
JVC	629.6	96%	96%		193.6	92%	436.0	98%	97%
Other	544.3	111%	112%		390.8	105%	153.5	130%	133%

Total	5,671.0	102%	103%		2,608.9	104%	3,062.1	101%	103%
			(104%	)					(105%	)

See Note 2 on page 4 regarding presentation of local currency basis.

Parentheses indicate % comparisons excluding HDD business.

yen (billions)

Overseas Sales by Region	Fiscal 2004 Third Quarter			Fiscal 2004 Nine Months
	Results	04/03	Local currency basis 04/03	Results	04/03	Local currency basis 04/03
Americas	364.9	94%	104%	1,039.3	92%	98%
Europe	317.0	101%	99%	824.7	108%	102%
Asia and others	265.0	107%	112%	758.0	98%	101%
						(109%	)
China	151.9	128%	133%	440.1	120%	125%

Total	1,098.8	103%	108%	3,062.1	101%	103%
						(105%	)

See Note 2 on page 4 regarding presentation of local currency basis.

Parentheses indicate % comparisons excluding HDD business.

2. Segment Information

<Consolidated>	yen (billions)

	Fiscal 2004 Third Quarter Results					Fiscal 2004 Nine Months Results
	Sales	04/03	Segment profit	% of sales	04/03	Sales	04/03	Segment profit	% of sales	04/03
AVC Networks	1,068.4	112%	33.6	3.1%	124%	2,896.3	106%	91.8	3.2%	173%
Home Appliances	312.6	101%	20.0	6.4%	136%	916.5	100%	39.1	4.3%	108%
Components and Devices	432.3	95%	13.5	3.1%	111%	1,258.8	97%	39.3	3.1%	137%
JVC	233.3	100%	10.0	4.3%	146%	642.7	96%	20.1	3.1%	128%
Other	238.6	122%	4.3	1.8%	373%	714.7	120%	11.4	1.6%	104%

Total	2,285.2	107%	81.4	3.6%	131%	6,429.0	104%	201.7	3.1%	139%

Corporate and eliminations	-253.9	—	-10.5	—	—	-758.0	—	-51.2	—	—

Consolidated total	2,031.3	105%	70.9	3.5%	148%	5,671.0	102%	150.5	2.7%	154%

As the company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP), financial data for the JVC segment is also calculated by these principles.

3. Capital Investment, Depreciation and R&D Expenditures

<Consolidated>

Capital Investment	yen (billions)

	Fiscal 2004 Third Quarter		Fiscal 2004 Nine Months		Fiscal 2004 Annual
	Results	04-03	Results	04-03	Forecast	04-03
AVC Networks	15.6	0.8	47.1	-0.6	55.0	-5.6
Home Appliances	5.7	-0.3	16.0	-6.0	24.0	-8.4
Components and Devices	30.6	1.0	93.7	18.7	144.0	31.0
JVC	4.3	1.3	11.6	2.6	15.0	2.1
Other	2.5	-0.6	12.2	-2.5	32.0	-0.6

Total	58.7	2.2	180.6	12.2	270.0	18.5

Depreciation (Tangible Assets)						yen (billions	)

	Fiscal 2004 Third Quarter		Fiscal 2004 Nine Months		Fiscal 2004 Annual
	Results	04-03	Results	04-03	Forecast	04-03
	60.7	-7.6	183.2	-26.1	260.0	-23.4

R&D Expenditures						yen (billions	)

	Fiscal 2004 Third Quarter		Fiscal 2004 Nine Months		Fiscal 2004 Annual
	Results	04-03	Results	04-03	Forecast	04-03
	140.6	3.4	418.2	4.3	570.0	19.0

4. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2003			Fiscal 2004
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months	Full Year (Forecast)
U.S.Dollars vs. Yen	¥121	¥124	¥123	¥115	¥117	¥115
Euro vs. Yen	¥118	¥116	¥117	¥130	¥130	¥129

<Rates Used for Consolidation>

	Fiscal 2003			Fiscal 2004
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months	Full Year (Forecast)
U.S.Dollars vs. Yen	¥123	¥123	¥122	¥109	¥115	¥112
Euro vs. Yen	¥123	¥119	¥121	¥130	¥132	¥131

5. Number of Employees

<Consolidated>	(persons)

	End/Dec. 2002	End/Mar. 2003	End/Sep. 2003	End/Dec. 2003
Domestic	122,352	121,451	123,513	123,327
Overseas	167,303	166,873	172,033	171,287

Total	289,655	288,324	295,546	294,614

6. Other Information

Issued Shares as of December 31, 2003	(a)	2,453,053,497
Treasury Stock as of December 31, 2003	(b)	144,754,423
Outstanding Shares (excluding treasury stock) as of December 31, 2003	(a)-(b)	2,308,299,074

	Fiscal 2003			Fiscal 2004
	Third Quarter	Nine Months	Annual Results	Third Quarter	Nine Months
Net income per common share * (diluted basis)	¥9.12	¥18.02	¥-8.70	¥10.32	¥20.11
Stockholder’s equity per common share at the end of each period	¥1,417.50	—	¥1,347.17	¥1,446.80	—

*	Net income per common share (diluted basis) is computed based on the weighted average number of common shares (excluding treasury stock) outstanding during each period and adjusted for the effects of potentially dilutive securities.

7. Annual Forecast for Fiscal 2004, ending March 31, 2004

<Consolidated>				yen (billions)

	Fiscal 2004 Forecast (as of 04/28/03)			Fiscal 2004 Forecast (as of 02/06/04)
			04/03			04/03
Sales	7,450.0		101%	7,450.0		101%
Operating profit[1]	150.0		118%	190.0		150%
(% of Sales)	(2.0%	)		(2.6%	)
Income before income taxes	120.0		174%	160.0		232%
(% of Sales)	(1.6%	)		(2.1%	)
Net income	30.0		+49.5	35.0		+54.5
(% of Sales)	(0.4%	)		(0.5%	)

8. Segment Information (Forecast)

<Consolidated>	yen (billions)

	Fiscal 2003 Results					Fiscal 2004 Forecast
	Sales	03/02	Operating Profit	% of sales	03-02	Sales	04/03	Operating Profit	% of sales	04-03
AVC Networks	3,668.2	105%	82.8	2.3%	118.4	3,710.0	101%	127.0	3.4%	44.2
Home Appliances	1,197.5	102%	45.2	3.8%	12.6	1,190.0	99%	56.0	4.7%	10.8
Components and Devices	1,709.7	111%	31.2	1.8%	126.9	1,640.0	96%	52.0	3.2%	20.8
JVC	851.5	102%	21.9	2.6%	34.3	870.0	102%	24.0	2.8%	2.1
Other	819.1	113%	13.1	1.6%	45.5	950.0	116%	14.0	1.5%	0.9

Total	8,246.0	106%	194.2	2.4%	337.7	8,360.0	101%	273.0	3.3%	78.8

Corporate and eliminations	-844.3	—	-67.6	—	-12.1	-910.0	—	-83.0	—	-15.4

Consolidated total	7,401.7	105%	126.6	1.7%	325.6	7,450.0	101%	190.0	2.6%	63.4

Note 1:

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States (U.S. GAAP), restructuring charges are usually included as part of operating profit in the statement of income.

Note 2:

Sales data on a local currency basis are not measures conforming with U.S. GAAP. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations. Similarly, the company provided herein certain local currency-based data excluding the hard disk drive (HDD) business, as the company has withdrawn from production of 3.5-inch HDDs for desk top PCs and significantly reduced the business during the last fiscal year. See foreign currency exchange rates used for consolidation in item 4.

9. Segment Information (Revision made to original forecast)

The Fiscal 2004 Forecast made on April 28, 2003 (A) was revised as follows (See (B)), the change of organizations related to external purchasing (including “Corporate International Trade Division”) from the former “Components and Devices” to “Other.”

<Consolidated>	yen (billions)

	Fiscal 2004 Forecast (as of 04/28/03)
	Original (A)					Revised (B)
	Sales (d)	04/03	Operating Profit (f)	% of sales	04-03	Sales (e)	(e)-(d)	Operating Profit (g)	% of sales	(g)-(f)
AVC Networks	3,760.0	103%	94.0	2.5%	11.2	3,760.0	—	94.0	2.5%	—
Home Appliances	1,210.0	101%	52.0	4.3%	6.8	1,210.0	—	52.0	4.3%	—
Components and Devices	2,020.0	118%	47.0	2.3%	15.8	1,570.0	-450.0	41.0	2.6%	-6.0
JVC	880.0	103%	23.0	2.6%	1.1	880.0	—	23.0	2.6%	—
Other	400.0	49%	4.0	1.0%	-9.1	850.0	450.0	10.0	1.2%	6.0

Total	8,270.0	100%	220.0	2.7%	25.8	8,270.0	—	220.0	2.7%	—

Corporate and eliminations	-820.0	—	-70.0	—	-2.4	-820.0	—	-70.0	—	—

Consolidated total	7,450.0	101%	150.0	2.0%	23.4	7,450.0	—	150.0	2.0%	—

Fiscal 2004 Forecast revised on April 28, 2003 (B) and Fiscal 2004 Forecast made on February 6, 2004 (C) are as follows.

<Consolidated>	yen (billions)

	Revised Fiscal 2004 Forecast (as of 04/28/03) (B)					Fiscal 2004 Forecast (as of 02/06/04) (C)
	Sales (e)	04/03	Operating Profit (g)	% of sales	04-03	Sales (h)	04/03	(h)-(e)	Operating Profit (i)	% of sales	(i)-(g)
AVC Networks	3,760.0	103%	94.0	2.5%	11.2	3,710.0	101%	-50.0	127.0	3.4%	33.0
Home Appliances	1,210.0	101%	52.0	4.3%	6.8	1,190.0	99%	-20.0	56.0	4.7%	4.0
Components and Devices	1,570.0	92%	41.0	2.6%	9.8	1,640.0	96%	70.0	52.0	3.2%	11.0
JVC	880.0	103%	23.0	2.6%	1.1	870.0	102%	-10.0	24.0	2.8%	1.0
Other	850.0	104%	10.0	1.2%	-3.1	950.0	116%	100.0	14.0	1.5%	4.0

Total	8,270.0	100%	220.0	2.7%	25.8	8,360.0	101%	90.0	273.0	3.3%	53.0

Corporate and eliminations	-820.0	—	-70.0	—	-2.4	-910.0	—	-90.0	-83.0	—	-13.0

Consolidated total	7,450.0	101%	150.0	2.0%	23.4	7,450.0	101%	0.0	190.0	2.6%	40.0

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares of Matsushita Electric Works, Ltd. due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.